UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 0-6365

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

Apogee Enterprises, Inc.

401(k) Retirement Plan

Financial Statements as of and for the Years

Ended December 31, 2008 and 2007,

Supplemental Schedule as of December 31,

2008, and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota

June 29, 2009

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 and 2007

	2008	2007
PARTICIPANT DIRECTED INVESTMENTS – AT FAIR VALUE	$157,333,946	$201,984,316

CONTRIBUTIONS RECEIVABLE:
Employer	4,376,409	4,704,190
Participants	—	194,656

Total contributions receivable	4,376,409	4,898,846

CASH	820,026	—

NET ASSETS AVAILABLE FOR BENEFITS – AT FAIR VALUE	$162,530,381	$206,883,162

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	298,976	1,321,788

NET ASSETS AVAILABLE FOR BENEFITS	$162,829,357	$208,204,950

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$208,204,950	$203,736,076

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized depreciation of investments	(55,505,478)	(6,406,517)
Interest and dividend income	2,629,695	9,774,845
Loan interest income	674,143	655,254
Employee contributions	9,594,127	9,221,553
Employer contributions	7,573,300	6,771,889
Rollover contributions	289,130	216,324
Transfer from the Tubelite Plan	1,986,426	—
Transfer to the Precision Wall Systems Plan	(1,180,483)	—
Distributions to participants	(11,388,371)	(15,715,541)
Administrative expenses	(48,082)	(48,933)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$162,829,357	$208,204,950

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2004, the Tru Vue Local 73 Pension Plan (the “Tru Vue Plan”) was frozen and the assets were merged into the Plan. Effective January 1, 2005, Company contributions are made to the Plan for those eligible employees who are part of the Tru Vue Plan as outlined in the agreement between Tru Vue, Inc. and the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) (the “Union Agreement”). Also, as of January 1, 2005, participants of the Tru Vue Plan are allowed to make pretax contributions into the Plan. No Company matching contributions will be made on these employee pretax contributions.

Effective May 1, 2008, the assets of the Tubelite, Inc. 401(k) Profit-Sharing Retirement Plan (the “Tubelite Plan”) were merged into the Plan. The Tubelite Plan was merged into the Plan due to the Company’s acquisition of Tubelite, Inc. on December 21, 2007.

Effective May 6, 2008, assets were transferred to the Precision Walls Systems, Inc. 401(k) Retirement Plan (the “Precision Walls Systems Plan”) as a result of the Company’s sale of one of its installation locations.

Plan Administrator and Trustee — The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. State Street Bank and Trust (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility — Under the terms of the Plan, an employee scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service. Employees that are represented for collective bargaining purposes by the Tru Vue Union and meet the above eligibility requirements are also eligible to be participants in the Plan, effective January 1, 2005.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the plan adds a 1% increase to their deferral as of the anniversary date of hire, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2008 and 2007, the Company contributed for eligible nonunion participants an amount equal to 30% of the first 6% of base compensation that participants contributed to the Plan.

For the year ended December 31, 2008, the Company contributed for eligible Tubelite, Inc union participants an amount equal to 25% of the first 6% of base compensation that participants contributed to the Plan.

Additionally, the Company contributes to nonunion participants an amount determined as a percentage of the participant’s eligible compensation and years of service with the Company. In order to receive an annual contribution, the eligible participant must have completed 1,000 hours of qualified service during the plan year and be an active employee on December 31. Employer contributions are 3% for less than 10 years of service, 4% for more than 10 years but less than 20 years of service, and 5% for 20 years or more of service. These Company contributions are designed to accumulate funds needed to provide retirement benefits to the Company’s employees.

Participants who are members of the Tru Vue Union do not have their employee contributions matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the Union Agreement. The Company made a contribution in the amount of $38,904 in 2008 and $50,884 in 2007 for eligible members of the Tru Vue Union, which is included within Employer Contributions Receivable on the Statement of Net Assets Available for Benefits. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pretax and Company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds and common collective trust funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting — Participants’ pretax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $119,000 in 2008 and $127,000 in 2007.

Loans — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 5.00% to 8.25% for new loans issued in 2008. Participant loans of $8,165,803 and $8,106,466 were outstanding as of December 31, 2008 and 2007, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a 5% or more owner of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments, except for loans to participants, are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances which approximate fair value.

The State Street Global Advisors Principal Accumulation Return Fund is a stable value fund that is a commingled pool of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The fund may invest in one or more bank, insurance company or synthetic investment contracts, and in short-term investments or other collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur, except for the stable value fund as described above.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measurements. FASB No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. FASB No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The adoption of FASB No. 157 as of January 1, 2008, for financial assets and liabilities did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits. See Note 8 for additional information about the Plan’s fair value measurements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Administrative expenses of approximately $50,000 in 2008 and $41,000 in 2007 relating to trustee and recordkeeping fees were paid by the Company for the Plan, at the Company’s discretion. All remaining expenses were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $15,854 at December 31, 2007. There were no such amounts at December 31, 2008.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
State Street Global Advisors Moderate Asset Allocation Fund*	$42,546,360	$53,679,448
State Street Global Advisors Principal Accumulation Return Fund*	38,018,721	30,958,952
State Street Global Advisors Large Cap Value Fund*	10,682,706	17,414,618
Fidelity Advisor Diversified International Fund	10,278,592	18,768,674
State Street Global Advisors S&P 500 Index Fund*	10,070,078	16,785,580
Franklin Small Cap Growth Fund II	8,565,635	14,847,658
Loans to Participants*	8,165,803	**
State Street Global Advisors Mid Cap Fund*	**	11,668,663
Apogee Enterprises, Inc. Common Stock*	**	11,170,144
* Denotes party-in-interest ** Denotes less than 5% of net assets

During the year ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common/collective funds:
State Street Global Advisors Moderate Asset Allocation Fund*	$(14,204,203)	$(2,654,717)
State Street Global Advisors Large Cap Value Fund*	(6,511,248)	576,089
State Street Global Advisors S&P 500 Index Fund*	(6,057,440)	850,503
State Street Global Advisors Mid Cap Fund*	(4,903,696)	(111,851)
State Street Global Advisors Aggressive Asset Allocation Fund*	(2,450,412)	(253,506)
State Street Global Advisors Bond Market Fund*	192,171	(651,556)
State Street Global Advisors Conservative Asset Allocation Fund*	(224,844)	(201,403)

Total common/collective funds	(34,159,672)	(2,446,441)

Employer Securities
Apogee Enterprises, Inc. Common Stock*	(4,022,216)	(1,084,697)

Mutual funds:
Fidelity Advisor Diversified International Fund	(8,174,587)	(803,490)
MFS Large Cap Growth Fund	(2,965,693)	47,582
Franklin Small Cap Growth Fund II	(6,183,310)	(2,119,471)

Total mutual funds	(17,323,590)	(2,875,379)

Net depreciation in fair value of investments	$(55,505,478)	$(6,406,517)

* Denotes party-in-interest

4.	LITIGATION

In January 2009, the Company, on behalf of the Plan, commenced a lawsuit against State Street Bank and Trust Company and ING Institutional Plan Services LLC (formerly CitiStreet LLC) to recover certain losses the Plan suffered during 2007. The Company has agreed to fund the litigation expenses of such suit and to recover such expenditures only should the Plan recover lost earnings. In November 2008, the company and the Plan entered into an agreement regarding such expenditures.

5.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002, from the IRS stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

6.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances, which normally vest over three years, would become 100% vested immediately.

7.	EXEMPT PARTY IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust. State Street Bank and Trust is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. The Plan paid $433,000 for investment management services, which were included as a reduction of the return earned on each fund for the year ended December 31, 2008.

At December 31, 2008 and 2007, the Plan held 631,009 and 615,676 shares, respectively, of common stock of Apogee Enterprises, Inc., the sponsoring employer, with a cost basis of $7,589,790 and $6,952,986, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income from Apogee common stock of $204,975 and $183,068, respectively.

8.	FINANCIAL ASSETS

The Plan adopted FASB No. 157, as discussed in Note 2, as of January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest-level input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value are summarized below:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
Mutual Funds	$23,356,857	$—	$—	$23,356,857
Employer Securities	7,201,681	—	—	7,201,681
Money Market	140,106	—	—	140,106
Common/Collective Trust	—	118,020,194	—	118,020,194
Participant Loans	—	8,165,803	—	8,165,803
Investment Contracts	—	—	449,305	449,305

Total Fair Value	$30,698,644	$126,185,997	$449,305	$157,333,946

The following is a reconciliation for assets for which Level 3 inputs were used in determining fair value:

Beginning balance	$1,114,483
Change in unrealized appreciation	11,929
Net sales	(677,107)

Ending Balance	$449,305

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

Level 2: Valued using other significant observable inputs which include quoted prices for similar securities, interest rates, prepayments speeds, and credit risk.

Level 3: Value is determined by using significant unobservable inputs. Unobservable inputs reflect assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.	RECONCILIATION OF FINANCIALS STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Investments at fair value per financial statements	$157,333,946	$201,984,316
Adjustments from fair value to contract value for fully benefit – responsive investment contracts	298,976	1,321,788

Investments per the Form 5500	$157,632,922	$203,306,104

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, Plan number: 005

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2008

Description	Cost	Description of Investment	Current Value
State Street Global Advisors Money Market Fund*	**	Money Market	$140,106
State Street Global Advisors Principal Accumulation Return Fund*	**	Common/Collective Trust	38,018,721
State Street Global Advisors Bond Market Fund*	**	Common/Collective Trust	4,518,421
State Street Global Advisors S&P 500 Index Fund*	**	Common/Collective Trust	10,070,078
State Street Global Advisors Large Cap Value Fund*	**	Common/Collective Trust	10,682,706
MFS Large Cap Growth Fund	**	Mutual Fund	4,512,630
State Street Global Advisors Mid Cap Fund*	**	Common/Collective Trust	5,932,805
Franklin Small Cap Growth Fund II	**	Mutual Fund	8,565,635
Fidelity Advisor Diversified International Fund	**	Mutual Fund	10,278,592
State Street Global Advisors Conservative Asset Allocation Fund*	**	Common/Collective Trust	1,904,060
State Street Global Advisors Moderate Asset Allocation Fund*	**	Common/Collective Trust	42,546,360
State Street Global Advisors Aggressive Asset Allocation Fund*	**	Common/Collective Trust	5,095,324
Apogee Enterprises, Inc. Common Stock*	**	Employer Securities	7,201,681
Loans to participants, with maturity dates ranging from 1/17/09 to 3/3/23 and with interest ranging from 5.00% to 8.25%*	**	Participant Loans	8,165,803

Total Investments			$157,632,922

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.,
the Plan Administrator

	By:	/s/ James S. Porter
James S. Porter
Chief Financial Officer

Date: June 29, 2009